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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Sight Resource Corporation
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                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
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                         (TITLE OF CLASS OF SECURITIES)

                                   826 55 N105
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                                 (CUSIP NUMBER)

                                  Gordon Safran
                               24909 Duffield Road
                              Cleveland, Ohio 44122
                                 (216) 831-0575
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               September 18, 1996
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

         Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP NO.    826 55 N105          13D            PAGE    2    OF    5    PAGES
         ---------------                             ---------  ---------

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      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Gordon Safran

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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) |_|
                                                                       (b) |X|

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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS*

                                 OO-Reporting Person acquired shares of Issuer in exchange for shares of corporation owned by Reporting Person which was merged into a wholly owned subsidiary of Issuer.

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2(e)                                |_|

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      6        CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

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                         7        SOLE VOTING POWER              173,999
          NUMBER OF
           SHARES        ------------------------------------------------------
        BENEFICIALLY     8       SHARED VOTING POWER             347,998
          OWNED BY
            EACH        -------------------------------------------------------
          REPORTING      9       SOLE DISPOSITIVE POWER          173,999
         PERSON WITH
                        -------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER        347,998

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      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    521, 997
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      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     |_|

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      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     6.03%
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      14       TYPE OF REPORTING PERSON*

                                       IN




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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Sight Resource Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 67 South Burlington, Massachusetts, 01803.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is filed by Gordon Safran, an individual. Gordon Safran is sometimes referred to herein individually as a "Reporting Person" or as "Mr. Safran."

ITEM 2.(a)(b)(c)

         (a)      Gordon Safran

         (b)      24909 Duffield Road, Cleveland, Ohio  44122

         (c) Currently, Gordon Safran performs consulting services for the Issuer at its recently acquired optical manufacturing and retailing facilities located at 1549 East 30th Street, Cleveland, Ohio.

         (d) During the last five years, Gordon Safran has not been convicted in a criminal proceeding.

         (e) During the last five years, Gordon Safran has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Gordon Safran is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Gordon Safran acquired the shares which are the subject of this statement in exchange for the shares of E.B. Brown Opticians, Inc. ("Merged Corporation"), a corporation which was merged with and into E.B. Acquisition Corp., a wholly owned subsidiary (the "Subsidiary") of the Issuer (the "Merger") on September 18, 1996. In the Merger, the shares held by Gordon Safran in the Merger Corporation were exchanged for 173,999 shares of the Issuer's common stock, and the shares owned by The E.B. Brown Optical Company ("E.B. Brown") were exchanged for 347,998 shares of the Issuer's common stock (collectively, the "SRC Shares"). Gordon Safran owns 85% of the outstanding shares of E. B. Brown and his spouse, Evelyn Safran, owns the remaining 15%.

ITEM 4.  PURPOSE OF TRANSACTION.

         Gordon Safran and E.B. Brown acquired 521,997 shares of common stock pursuant to an Asset Transfer and Merger Agreement (the "Merger Agreement") dated September 18, 1996, among Sight Resource Corporation, the Subsidiary, E.B. Brown, Brown Optical Laboratories, Inc. ("Laboratories"), Gordon Safran and Evelyn Safran. The purpose of this transaction was for the Issuer, through the Subsidiary, to acquire the Merged Corporation by way of merger and, for additional consideration, to equip the assets of E.B. Brown and Laboratories.

         The Merger Agreement includes an adjustment provision pursuant to which Reporting Person and E.B. Brown may receive additional shares of the Issuer's common stock. The SRC shares received by Reporting Person and E.B. Brown are "restricted" securities as such term is defined under the Securities Act of 1933, as amended (the "1933 Act"). If the average closing price of the Issuer's common stock is less than $2.75 per share during the twenty (20) consecutive trading days immediately prior to the date on which the SRC Shares become "unrestricted" (either by operation of Rule 144 under the 1933 Act or by registration under the 1933 Act), the Reporting Person and E.B. Brown will receive in the aggregate an additional number of shares of the Issuer's common stock equal to 20% of the number of SRC Shares received by them in the Merger (as adjusted for stock splits, stock dividends, recapitalizations, reclassifications or any similar events.)



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         The Issuer intends to consider Gordon Safran for nomination for election to its Board of Directors, but has made no commitment to so nominate him.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Gordon Safran beneficially owns 521,997 shares of the Issuer's common stock , which represents approximately 6.03% of the total issues and outstanding shares of the Issuer's common stock.

         (b) Gordon Safran has sole voting power and sole dispositive power over 173,999 shares of the Issuer's common stock. Mr. Safran has shared voting power and shared dispositive power over 347,998 shares of the Issuer's common stock owned by E.B. Brown. Mr. Safran owns 85%of the outstanding shares of E. B. Brown, and his wife, Evelyn Safran, owns the remaining 15%.

         (c) In the past 60 days, Gordon Safran has had no transactions in the Issuer's common stock, except as described in Item 4 above.

         (d) Except as described in Item 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by Mr. Safran.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Safran and E.B. Brown received the SRC Shares pursuant to the Merger Agreement. See Item 4 above.

        Except as described herein, neither Mr. Safran nor E.B. Brown has any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer. The Issuer has granted to Mr. Safran and E.B. Brown registration rights with respect to the SRC Shares pursuant to a Registration Rights Agreement dated September 18, 1996 among Sight Resource Corporation, Gordon Safran, Evelyn Safran and The E.B. Brown Optical Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The Merger Agreement is filed as Exhibit A hereto and incorporated herein.

         The Registration Rights Agreement is filed as Exhibit B hereto and incorporated herein.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 1996                         /s/ Gordon Safran
                                                  --------------------------
                                                  Gordon Safran